

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Lewis H. Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

Re: Intensity Therapeutics, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Exhibit Nos. 10.8, 10.9 and 10.10
Filed October 3, 2022
File No. 333-260565

Dear Mr. Bender:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance